

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

Via Email

Anthony Zingale
Chief Executive Officer
Jive Software, Inc.
325 Lytton Avenue, Suite 200
Palo Alto, California 94301

>   **Re: Jive Software, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 24, 2011**
>   **Amendment No. 1 to Registration on Form S-1**
>   **Filed September 2, 2011**
>   **File No. 333-176483**

Dear Mr. Zingale:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We will contact you separately regarding your proposed graphics.

Outside Front Cover Page of Prospectus

2.   Please revise to disclose the post-offering percentage of common stock that will be beneficially owned by executive officers, directors, current five percent or greater stockholders and affiliated entities, if material. Please add related disclosure to your summary and expand your risk factor on page 25.

Prospectus Summary

Overview, page 1

3.   Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. If any of the reports have been prepared specifically for this filing, such as the December 2010 survey conducted by MarketTools, Inc., file a consent from the party.

4.   Please revise the first two sentences of the first paragraph and the first sentence of the second paragraph to indicate that the statements regarding improved business results, ease of use, and improved collaboration are your beliefs. Please make similar revisions on page 65.

5.   Please revise the first full paragraphs on pages 2 and 66 to explain how your subscription revenue model provides "financial visibility and long-term operating leverage." In addition, tell us what consideration you have given to disclosing contract backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

6.   Please tell us the basis you used to identify the specific customers listed on pages 2 and 65.

Industry, page 2

7.   Please provide supplemental, qualitative or quantitative support for your statements in the first sentence of the first paragraph of this section and throughout the second paragraph, or revise to state that they are your beliefs. Please make similar revisions to your disclosure on page 66.

8.   Please revise the antepenultimate bullet point on page 3 to briefly identify the OpenSocial Foundation.

Summary Consolidated Financial Data, page 6

9.   We note that you have included the non-GAAP measure "Billings" as a line item on your Consolidated Statements of Operations Data, which was derived from your audited consolidated financial statements. Please revise to identify this as a non-GAAP measure and to include a parenthetical cross-reference to the reconciliation on page 8.

Non-GAAP Financial Measure: Billings, page 7

10.   We note that you believe that providing investors with the non-GAAP measure Billings
        will "help investors better understand [y]our sales volumes and cash flow
        characteristics." This statement suggests that you use Billings as both a measure of
        performance and liquidity. If you also consider Billings to be a measure of liquidity, that
        is, allowing investors to better understand your cash flows, please ensure that you also
        reconcile this measure to its closest GAAP liquidity amount.

11.   We note that you consider Billings to be a significant leading indicator of future
        recognized revenue. Explain why Billings is an indicator of future revenue when the
        measure includes revenue that has already been recognized. It seems that the end of the
        year deferred revenue would represent future revenue to be recognized. In this regard,
        revise your disclosure to better explain why this measure is a leading indicator. In
        addition, please tell us what consideration you have given to clarifying for investors the
        period over which the net change in deferred revenue will be recognized. Because you
        present the measure on a periodic basis, along with revenue for a specific period, tell us
        how you believe it is helpful to present this amount without indicating the timing during
        which this future revenue will be recognized.

12.   We note that you do not always refer to Billings as a non-GAAP measure. For example,
        on pages 39 and 40 you discuss the key metric "Billings," however, there is no mention
        of the fact that this amount is a non-GAAP measure. Revise here, and as necessary
        throughout your document to ensure that the measure is appropriately labeled.

13.   Please revise your discussion of Billings here, and on page 36, to explain the limitations
        of the metric.

Risk Factors, page 9

14.   We note your disclosure on page F-20 that your May 2011 amendments to your credit
        facility granted Silicon Valley Bank a continuing security interest in your personal
        property, excluding intellectual property and other intangible assets. Please tell us how
        you considered adding related risk factor disclosure. See Item 503(c) of Regulation S-K.

"Our planned transition from third-party hosted data centers…," page 13

15.   Please quantify the cost of your planned transition, if material. Make a similar revision to
        the related disclosure on page 41. See Item 503(c) of Regulation S-K.

"Because our platform could be used to collect and store personal information…," page 14

16.   Please revise to include a more detailed discussion of adopted or proposed laws or
        regulations that pose a specific risk to your company. See Item 503(c) of
        Regulation S-K.

"Changes in laws and/or regulations related to the Internet or related to privacy…," page 15

17.   Please revise to include a more detailed discussion of adopted or proposed laws or
        regulations that pose a specific risk to your company. See Item 503(c) of
        Regulation S-K.

"Our growth depends in part on the success of our strategic relationships…," page 17

18.   Please expand this risk factor to explain the kinds of strategic relationships you are
        seeking to grow. See Item 503(c) of Regulation S-K.

"Catastrophic events may disrupt our business…," page 21

19.   This risk factor is generally applicable to any company; please revise to include a more
        detailed discussion of the specific risks to your company. See Item 503(c) of
        Regulation S-K.

"Changes in financial accounting standards or practices…," page 22

20.   This risk factor is generally applicable to any company; please revise to discuss the
        specific risks to your company. See Item 503(c) of Regulation S-K.

"Our intercompany arrangements may be challenged by tax authorities…," page 22

21.   Please revise to include a more detailed discussion of the types of specific intercompany
        arrangements referenced. See Item 503(c) of Regulation S-K.

"The requirements of being a public company may strain our resources…," page 23

22.   Please revise this risk factor to provide quantitative information regarding the estimated
        costs of becoming a public company, if known and material.

Industry and Market Data, page 29

23.   Please delete Gartner's disclaimer in the final sentence of the third paragraph of this
        section; investors are entitled to rely on the disclosure included in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

24.   Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

Factors Affecting our Performance, page 40

25.   Please disclose renewal rates for each of the periods discussed in MD&A. See Item 303(a) of Regulation S-K.

26.   You state that you calculate your renewal rates by comparing the actual dollar amounts renewed for any given period to the total renewable contract amounts from that period. Please explain how you define the "actual dollar amounts renewed" and "total renewable contract amounts" for a given period.

27.   The last sentence on page 40 states that including upsell, your average renewal rate was over 125% for all transactions. Please revise to explain how the inclusion of upsells affects the average renewal rate. In addition, clarify whether your use of the phrase "all transactions" includes transactions with annual subscription values under $50,000; if it does, explain why it is important to include such transactions in the statistics presented in this sentence, but exclude them from the rest of your discussion of renewal rates.

28.   We note your statement in the last sentence of the third paragraph on page 40 that your total revenues have grown at a faster rate than your customer count because you have realized greater upsell with your existing customers. Given the apparent materiality of upsell to your revenues, please revise to include quantitative disclosure regarding upsell for each of the periods presented. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

Results of Operations, page 43

29.   Your discussion of the increase in products revenues for the periods presented states that it was primarily the result of an increase in the aggregate number of customers, as well as an increase in your average transaction size. Please revise to provide more detailed disclosure regarding the extent that the increase in customers and increase in average transaction size individually contributed to your increases in revenues. See Item 303(a)(3)(iii) of Regulation S-K. Please also revise to provide a more detailed explanation for your increases in revenues from professional services for the periods presented.

Quarterly Results of Operations, page 50

30.   You state on page 51 that due to fourth quarter seasonality, the billings recognized in the
        first quarter of 2011 were sequentially lower than the billings recognized in the fourth
        quarter of 2010. Please revise to explain why billings recognized in the first quarter of
        2011 were also lower than billings recognized in the third quarter of 2010.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 58

31.   With regard to your descriptions of the computations of the fair value of your common
        stock at various dates (pages 61 through 63), please ensure that in each description you
        include consistent information. For example, in each description, please include an
        indication of whether the valuation was contemporaneous or retrospective, whether you
        used both the DCF and the market-based approach in each instance, the ranges that
        resulted and how you weighted or chose between them. Please also indicate the variables
        and weights assigned to each in your PWERM analysis. In order to increase clarity within
        this section, you may wish to consider presenting this data that recurs in every period in
        tabular format.

32.   Ensure that each grant date valuation disclosure adequately discusses the reasons for the
        change between valuation dates. The discussion should be as detailed as necessary to
        describe the reasons for the change especially when the changes between valuations are
        significant.

33.   Please reconcile the sales price of your Series C Preferred Shares to your estimated fair
        value of your common stock. We note that you sold these preferred shares for $5.18 and
        the estimated fair value of your common stock was $2.61 in June 2010.

Business

Case Studies, page 69

34.   Please tell us whether each of the clients included in this section have had an opportunity
        to review your description of the work you performed for them and have agreed to its use
        in your filing. In addition, please tell us the identity of the customers in your response
        letter.

Our Platform

Core Platform Capabilities and Features, page 73

35.   Please revise the third bullet point to explain "social bookmarking."

Non-Employee Director Compensation, page 84

36.   Please revise to clarify why certain of your non-employee directors received option
        awards for the fiscal year ended December 31, 2010. See Item 402(k)(3) of
        Regulation S-K.

37.   Please revise to provide a more detailed explanation of the "other compensation"
        awarded to Mr. Lochhead in 2010. See Item 402(k)(3) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis

Elements of Our Executive Compensation Program

On Target Earnings — Base Salary and Variable Incentive Compensation. page 89

38.   In the first paragraph of this section, you state that based on the aggregated market data
        provided by Radford, and "other factors such as individual performance," your board of
        directors approved base salary increases for Messrs. LeBlanc and Brown. Please revise
        to include a more detailed discussion of the factors supporting the salary increase. See
        Item 402(b) of Regulation S-K.

2010 Bonus Determinations, page 91

39.   Your discussion of 2010 bonus determinations does not include a discussion of each
        named executive officer's performance against the individual performance element of the
        cash bonus program. Please revise. See Item 402(b) of Regulation S-K.

40.   You state on page 90 that the 50% individual performance element could be increased or
        decreased based on individual performance. Please revise to disclose whether the
        individual performance element was increased or decreased for any named executive
        officer, and if any changes were made, explain why. See Item 402(b) of Regulation S-K.

41.   Although you have included a general discussion of Mr. McCracken's cash bonus
        opportunity, and sales commission plan, you have not included a more detailed
        discussion of how his performance resulted in his $150,000 cash bonus award and
        $219,189 commission award. Please revise. See Item 402(b) of Regulation S-K.

42.   Please revise to provide a more detailed discussion of how your board of directors'
        subjective assessment of Mr. Zingale's performance in the areas of achievement of your
        operating plan, product development and release of Jive 5.0, and customer and employee

engagement lead them to conclude that he had achieved 100% of his performance objectives. See Item 402(b) of Regulation S-K.

Equity-Based Awards, page 92

43.   Please provide a more detailed explanation regarding why you granted options to purchase 100,000 shares of common stock to Mr. LeBlanc in 2010. See Item 402(b) of Regulation S-K.

44.   Please revise to discuss the options awarded to Messrs. Zingale and Roddy in 2010. See Item 402(b) of Regulation S-K.

Certain Relationships and Related Transactions

Investors' Rights Agreement, page 106

45.   Please revise to identify the directors, executive officers, and significant beneficial owners that are party to the investors' rights agreement. See Item 404(a)(6) of Regulation S-K.

Repurchase of Shares, page 106

46.   Please revise to describe how you determined the repurchase price per share and why you repurchased the shares. See Item 404(a)(6) of Regulation S-K.

Description of Capital Stock

Registration Rights, page 112

47.   Please revise to briefly describe the history of, and parties to, the Third Amended and Restated Investor Rights Agreement.

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-19

48.   Please explain to us how you are able to recognize software subscription and services separately when you have indicated that you do not have VSOE. In this regard, explain why you believe that accounting for the time and material contracts separately is appropriate without having VSOE.

Note 18. Subsequent Events, page F-37

49.   Revise your footnote disclosure to identify the date through which subsequent events have been evaluated. See ASC 855-10-50.

OffiSync Corporation and Subsidiary

Consolidated Financial Statements, page F-39

50.   Please explain why you did not include unaudited interim financial statements pursuant to Rule 3-05(b) of Regulation S-X.

51.   We note that OffiSync incurred research and development expenses. Tell us why you did not allocate any of the purchase price for acquiring OffiSync to IPR&D under ASC 805.

Recent Sales of Unregistered Securities

Other Common Stock Issuances, page II-2

52.   For the first three bullet points, please revise to disclose whether the purchasers were accredited or sophisticated investors.

Exhibits and Financial Statements, page II-3

53.   We note that you have submitted a confidential treatment request for material omitted from the public filing of Exhibit 10.12. Comments, if any, will be provided under separate cover.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.